UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Comera Life Sciences Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

20037C108

(CUSIP Number)

David Soane

c/o Soane Labs, LLC

380 NE 72nd Terrace

Miami, FL 33138

510-376-1425

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20037C108

1	NAMES OF REPORTING PERSONS David Soane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,037,512 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 909,137 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,037,512 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%(2)
14	TYPE OF REPORTING PERSON(SEE INSTRUCTIONS) IN
(1)

Consists of (a) 589,786 shares of Common Stock held directly by David Soane, which includes 119,779 Earn-Out Shares (as described below), (b) 88,729 shares held by the Alexander V. Soane 2019 Irrevocable Trust, which includes 4,298 Earn-Out Shares, (c) 88,729 shares held by the Nicholas V. Soane 2019 Irrevocable Trust, which includes 4,298 Earn-Out Shares, (d) 135,134 shares of Common Stock issuable upon the exercise of a warrant that is exercisable within 60 days and held by the Alexander V. Soane 2019 Irrevocable Trust and (e) 135,134 shares of Common Stock issuable upon the exercise of a warrant that is exercisable within 60 days and held by the Nicholas V. Soane 2019 Irrevocable Trust

(2)

Calculated based on 22,660,760 shares of Common Stock outstanding, which is calculated by adding (i) 19,849,116 shares of Common Stock outstanding as of August 15, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, as filed with the Securities and Exchange Commission on November 14, 2022, (ii) 2,406,242 shares of Common Stock issued by the Issuer issued on January 4, 2023 pursuant to the Securities Purchase Agreement, dated as of January 2, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2023 (the “Private Placement Purchase Agreement”) and (iii) warrants to purchase 405,402 shares of Common Stock issued to the Soane Family Trust, Alexander V. Soane 2019 Irrevocable Trust and Nicholas V. Soane 2019 Irrevocable Trust (collectively, the “Soane Trusts”) pursuant to the Private Placement Purchase Agreement.

CUSIP No. 20037C108

1	NAMES OF REPORTING PERSONS The Soane Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,471,696(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,808,408 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,471,696(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.32%(2)
14	TYPE OF REPORTING PERSON(SEE INSTRUCTIONS) OO
(1)

Consists of (i) 3,336,562 shares of Common Stock held directly by The Soane Family Trust, which includes 663,288 Earn-Out Shares and (ii) 135,134 shares of Common Stock issuable upon the exercise of a warrant that is exercisable within 60 days.

(2)

Calculated based on 22,660,760 shares of Common Stock outstanding, which is calculated by adding (i) 19,849,116 shares of Common Stock outstanding as of August 15, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, as filed with the Securities and Exchange Commission on November 14, 2022, (ii) 2,406,242 shares of Common Stock issued by the Issuer issued on January 4, 2023 pursuant to the Private Placement Purchase Agreement and (iii) warrants to purchase 405,402 shares of Common Stock issued to the Soane Trusts pursuant to the Private Placement Purchase Agreement.

Item 1. Security and Issuer.

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 28, 2022 (the “Original Schedule 13D”) by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. The Original Schedule 13D, as amended by this Amendment No. 1, is referred to herein as the “Schedule 13D”).

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Comera Life Sciences Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12 Gill Street, Suite 4650, Woburn, Massachusetts 01801.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 5 of this Amendment No. 1 is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Item 4 is hereby amened to add the following.

The Reporting Persons acquired the shares of Common Stock and warrants to purchase Common Stock in the Private Placement, as described and defined in Item 5 of this Amendment No.1 for investment purposes. The Reporting Persons have no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended by replacing them in their entirety with the following.

(a)-(b) The information contained on the cover pages to this Schedule 13D and as set forth or incorporated in Items 2, 3, 4 and 6 hereof is incorporated by reference. The percent of class was calculated based on 22,660,760 shares of Common Stock outstanding, which is calculated by adding (i) 19,849,116 shares of Common Stock outstanding as of August 15, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, as filed with the Securities and Exchange Commission on November 14, 2022, (ii) 2,406,242 shares of Common Stock issued by the Issuer issued on January 4, 2023 pursuant to the Securities Purchase Agreement, dated as of January 2, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2023 (the “Private Placement Purchase Agreement”) and (iii) warrants to purchase 405,402 shares of Common Stock issued to the Soane Family Trust, Alexander V. Soane 2019 Irrevocable Trust and Nicholas V. Soane 2019 Irrevocable Trust (collectively, the “Soane Trusts”) pursuant to the Private Placement Purchase Agreement.

As of January 4, 2023, the Reporting Persons beneficially owned (a) 589,786 shares of Common Stock held directly by David Soane, representing approximately 2.6% of the outstanding Common Stock, (b) 223,863 shares of Common Stock and a warrant to purchase 135,134 shares of Common Stock, each held by the Alexander V. Soane 2019 Irrevocable Trust, representing approximately 1% of the outstanding Common Stock, (c) 223,863 shares of Common Stock and a warrant to purchase 135,134 shares of Common Stock, each held by the Nicholas V. Soane 2019 Irrevocable Trust, representing approximately 1% of the outstanding Common Stock, and (d) 3,336,562 shares of Common Stock and a warrant to purchase 135,134 shares of Common Stock, each held by The Soane Family Trust, representing approximately 15.32% of the outstanding Common Stock. Dr. Soane is a trustee of The Soane Family Trust, and Dr. Soane’s spouse is a trustee of each of the Alexander V. Soane Irrevocable Trust of 2019 and the Nicholas V. Soane Irrevocable Trust of 2019.

(c) During the past 60 days, the Reporting Persons engaged in the following transactions in shares of Common Stock:

On January 4, 2023, the Reporting Persons acquired beneficial ownership of (a) 202,701 shares of Common Stock for a purchase price of $1.23 per share and (b) warrants (each, a “Warrant”) to purchase an aggregate of 405,502 shares of Common Stock for an exercise price of $1.23 per share. The purchase price for each Warrant was $.0125 per share of Common Stock subject to such Warrant. Such shares of Common Stock and Warrants were acquired from the Issuer in a private placement pursuant to the Private Placement Purchase Agreement (the “Private Placement”). The Warrants may not be exercised if the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons would exceed 19.99% immediately after exercise thereof, until the earliest of (i) confirmation from NASDAQ that stockholder approval is not required to remove this limitation, (ii) approval by the Issuer’s stockholders to remove this limitation if NASDAQ determines that stockholder approval is required to remove this limitation and (iii) the reasonable determination by the Issuer (on advice of outside counsel).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following.

At the closing of the Private Placement, the Issuer entered into a registration rights agreement (the “Private Placement Registration Rights Agreement”) with the purchasers in the Private Placement (including the Soane Trusts) with respect to the shares of Common Stock they received in the Private Placement, including the shares of Common Stock issuable upon exercise of the Warrants. The Registration Rights required the Issuer to, among other things, file a registration statement with the SEC covering resales of the shares of Common Stock issued in the Private Placement (including the shares of Common Stock issuable upon exercise of the Warrants) no later than sixty (60) calendar days following the date of the closing of the Private Placement, and to use its best efforts to have such registration statement declared effective as promptly as possible thereafter. The Issuer has agreed to bear all expenses of such registration.

The foregoing description of the Private Placement Registration Rights Agreement does not purport to be complete and is qualified in its entirely by the full text of the Private Placement Registration Rights, the form of which is included as Exhibit 99.5 to this Schedule 13D and is incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.5	Registration Rights Agreement among the Issuer and the Purchasers defined therein, dated as of January 4, 2023 (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K, filed by the Issuer with the SEC on January 4, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2023

/s/ David S. Soane
David S. Soane

THE SOANE FAMILY TRUST

/s/ David S. Soane
Name: David S. Soane
Title: Trustee